Filed by NYSE Group, Inc. Pursuant to
                                       Rule 425 under the Securities Act of 1933
                                       and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                       Subject Companies: NYSE Group, Inc.
                                       (Commission File No. 001-32829)
                                       Euronext, N.V.

                                       June 9, 2006



On June 8, 2006 members of the NYSE Group, Inc. management team gave a presentation at the Sandler O'Neill Financial Services Conference. The slides made available in connection with that presentation and a transcript of a portion of that presentation are attached as exhibits 99.1 and 99.2, respectively, hereto and incorporated herein by reference.


                                  EXHIBIT INDEX

Exhibit Number  Description


99.1 Slide presentation made available in connection with the presentation made by certain members of NYSE Group management at the Sandler O'Neill Financial Services Conference on June 8, 2006.

99.2 Transcript of a portion of the presentation made by certain members of NYSE Group management at the Sandler O'Neill Financial Services Conference on June 8, 2006.